

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 1, 2011

<u>Via E-Mail</u>
Kenneth Henderson, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104

> **Re: Crescent Financial Corporation**
> **Response Letter dated December 1, 2011**
> **Amendment No. 3 to Schedule TO filed on November 22, 2011**
> **Filed by Piedmont Community Bank Holdings, Inc.**
> **File No. 5-78732**

Dear Mr. Henderson:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1. We note your response to comment one in our letter dated November 28, 2011. As you indicated telephonically, please revise to include the offer condition that the tender offer will be terminated if the tender offer results in a Rule 13e-3(a)(3)(ii) effect . Please also revise the disclosure of your plans for Crescent to address any future plans that may result in reducing the number of holders of record. We may have further comment regarding whether the tender offer is a step in a series of transactions which have a reasonable likelihood of producing a going private effect.

2. We note your response to comment two in our letter dated November 28, 2011; however, we reissue our comment. Please revise to include the offeror's financial statements.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions